Exhibit 99.1
MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis (MD&A) contains important information about our business and our performance for the three months ended March 31, 2018, as well as forward-looking information about future periods. This MD&A should be read in conjunction with our First Quarter 2018 Interim Condensed Consolidated Financial Statements and notes thereto, which have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB); our 2017 Annual MD&A; our 2017 Annual Audited Consolidated Financial Statements and notes thereto, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB; and our other recent filings with Canadian and US securities regulatory authorities, including our Annual Information Form, which are available on SEDAR at sedar.com or EDGAR at sec.gov, respectively.

Effective January 1, 2018, we adopted new accounting standards that are discussed in "Critical Accounting Policies and Estimates" in this MD&A. The adoption of IFRS 15, Revenue from contracts with customers (IFRS 15) has had a significant effect on our reported results in our Wireless segment. To assist users in understanding the effects of adopting IFRS 15, we have provided certain supplementary information in this MD&A on a basis consistent with our former revenue recognition accounting policies prior to adopting IFRS 15 ("Prior Accounting Basis" amounts; see "Non-GAAP Measures" for more information). These former revenue recognition policies are disclosed in note 5 to our 2017 Annual Audited Consolidated Financial Statements.

For more information about Rogers, including product and service offerings, competitive market and industry trends, our overarching strategy, key performance drivers, and objectives, see "Understanding Our Business", "Our Strategy, Key Performance Drivers, and Strategic Highlights", and "Capability to Deliver Results" in our 2017 Annual MD&A.

All dollar amounts in this MD&A are in Canadian dollars unless otherwise stated and are unaudited. All percentage changes are calculated using the rounded numbers as they appear in the tables. This MD&A is current as at April 19, 2018 and was approved by the Audit and Risk Committee of RCI's Board of Directors (the Board) on that date. This MD&A includes forward-looking statements and assumptions. See "About Forward-Looking Information" for more information.

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

In this MD&A, this quarter, the quarter, or the first quarter refer to the three months ended March 31, 2018, unless the context indicates otherwise. All results commentary is compared to the equivalent periods in 2017 or as at December 31, 2017, as applicable, unless otherwise indicated.

Reportable Segments
Effective January 1, 2018, we report our results of operations in three reportable segments. Each segment and the nature of its business is as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers and businesses.
Cable
Cable telecommunications operations, including Internet, television, and telephony (phone) services for Canadian consumers and businesses, and network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for the enterprise, public sector, and carrier wholesale markets.

Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, multi-platform shopping, digital media, and publishing.

Wireless and Cable are operated by our wholly-owned subsidiary, Rogers Communications Canada Inc. (RCCI), and certain of our other wholly-owned subsidiaries. Media is operated by our wholly-owned subsidiary, Rogers Media Inc., and its subsidiaries.

Rogers Communications Inc.	1	First Quarter 2018

Effective January 1, 2018, we redefined our reportable segments as a result of technological evolution and the increased overlap between the various product offerings within our legacy Cable and legacy Business Solutions reportable segments, as well as how we allocate resources amongst, and the general management of, our reportable segments. Effective January 1, 2018, the results of our legacy Cable segment, legacy Business Solutions segment, and our Smart Home Monitoring products are presented within a redefined Cable segment. Financial results related to our Smart Home Monitoring products were previously reported within Corporate items and intercompany eliminations. We have retrospectively amended our 2017 comparative segment results to account for this redefinition.

Additionally, effective January 1, 2018, we commenced using adjusted EBITDA as the key measure of profit for the purpose of assessing performance for each segment and to make decisions about the allocation of resources. As such, we have introduced adjusted EBITDA as a new non-GAAP measure in our financial reports this year. This measure replaced our previous adjusted operating profit non-GAAP measure. We believe adjusted EBITDA more fully reflects segment and consolidated profitability. The difference between adjusted operating profit and adjusted EBITDA is that adjusted EBITDA includes stock-based compensation expense. We also believe that our decision-making processes will not be significantly affected through the use of adjusted EBITDA. Use of this measure changed our definition of free cash flow. Adjusted EBITDA and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about these measures, including how we calculate them.

Where to find it

3	Operational Highlights	24	Regulatory Developments
5	Summary of Consolidated Financial Results	25	Updates to Risks and Uncertainties
6	Results of our Reportable Segments	26	Critical Accounting Policies and Estimates
12	Review of Consolidated Performance	30	Financial Guidance
15	Managing our Liquidity and Financial Resources	31	Key Performance Indicators
19	Overview of Financial Position	33	Non-GAAP Measures
20	Financial Condition	39	Other Information
22	Financial Risk Management	41	About Forward-Looking Information
24	Commitments and Contractual Obligations

Rogers Communications Inc.	2	First Quarter 2018

Operational Highlights

Higher revenue
Total revenue increased 8% this quarter (or 6% under the prior accounting basis), largely driven by Wireless service revenue growth of 5% (or 7% under the prior accounting basis). Growth in Wireless was a result of our balanced approach to continue monetizing the increasing demand for data along with attracting a desirable mix of subscribers to our brands. Wireless equipment revenue grew 27% (or 8% under the prior accounting basis) as we activated more devices, driven by having our highest level of first quarter gross additions of 377,000 and lowest churn of 1.08% in 15 years.

Compared to the 7% growth under the prior accounting basis, Wireless service revenue grew 5% under IFRS 15 accounting as the device subsidy recovery component of our revenue is largely removed from our service revenue. This is offset by higher equipment revenue growth (27% vs. 8%) as more equipment revenue is recognized upon activation at its relative fair value of the total consideration expected to be received over the contract term. It is important to note that IFRS 15 has not affected the underlying economics of our business. The overall cash flow from the customer does not change and the fundamental drivers of customer lifetime value do not change.

Cable revenue increased 1% as Internet revenue growth of 7% continues to drive the Cable segment and our ability to offer Ignite Gigabit Internet over our entire Cable footprint continues to be our differentiator. This was coupled with the continuing growing demand for speed, with 56% of our residential Internet base now on speeds of 100 Mbps or higher, up from 48% in the prior year. We are excited with our roadmap to the Connected Home through Ignite TV as we have completed our Ignite TV trials and have now offered the next generation of our TV platform to our full employee base of 15,000 in our Cable footprint in Ontario as we prepare for a commercial launch later this year.

Media revenue, for which sports continues to be the primary driver of growth, increased 12% this quarter driven by a higher distribution to the Toronto Blue Jays from Major League Baseball.

Higher adjusted EBITDA and margins
Adjusted EBITDA increased 14% this quarter (or 11% under the prior accounting basis) primarily as a result of Wireless adjusted EBITDA growth of 13% (or 9% under the prior accounting basis) due to the strong growth in revenue as well as continued progress on our cost efficiency mandate, which led to margin expansion of 120 basis points (or 80 basis points under the prior accounting basis).

Cable adjusted EBITDA increased 4% this quarter primarily from the ongoing product mix shift to higher-margin Internet services and various cost efficiencies, which gave rise to a margin of 44.7% and corresponding expansion of 140 basis points.

Media adjusted EBITDA increased this quarter primarily as a result of higher revenue, including the higher distribution from Major League Baseball, which led to a margin of 4.3%.

Higher net income and adjusted net income
Net income and adjusted net income both increased this quarter, primarily as a result of higher adjusted EBITDA, partially offset by the higher related income tax expense.

During the quarter, we continued to manage our weighted average cost of borrowings by issuing US$750 million senior notes due in 2048 at a rate of 4.3%. At the same time, we entered into debt derivatives to convert all interest and principal payment obligations to Canadian dollars. In addition, in April 2018 in connection with our announcement in March 2018, we repaid our US$1.4 billion 6.8% senior notes that were otherwise due in August 2018.

Substantial free cash flow affords financial flexibility and supports network evolution
This quarter, we continued to generate substantial cash flow from operating activities and free cash flow of $885 million and $384 million, respectively. Free cash flow increased as a result of higher adjusted EBITDA and lower cash income taxes, partially offset by our planned increase in capital expenditures compared to last year predominantly to invest in our networks. In Wireless, we continue to densify and augment our LTE network to improve quality, capacity, and coverage by adding the latest generation of 4.5G/5G-ready radio equipment to existing cell sites and adding additional macro, micro, and small cells, while redistributing 2G and 3G spectrum to build a solid 4.5G foundation primed to deliver 5G to Canadians. We recently tested and showcased several innovative use cases and applications using both 4.5G and 5G radio technologies at the Rogers Centre, a very challenging, real-world, wireless environment. We also evolved our exclusive Canadian technology partnership with Vodafone Group Plc to leverage their global expertise in R&D technology, including 5G, IT, and network across consumer and enterprise.

Rogers Communications Inc.	3	First Quarter 2018

Our solid financial results enabled us to continue to make investments in our network, strengthen our balance sheet and liquidity, and still return substantial dividends to shareholders. We paid $247 million in dividends this quarter. We ended the first quarter with a debt leverage ratio (adjusted net debt / adjusted EBITDA) of 2.7.

We announced that the TSX has accepted a notice of our intention to commence a normal course issuer bid (NCIB) that will allow us to purchase, during the twelve-month period beginning April 24, 2018 and ending April 23, 2019, the lesser of 35.8 million RCI Class B Non-Voting common shares (Class B Non-Voting Shares) and that number of Class B Non-Voting Shares that can be purchased under the NCIB for an aggregate purchase price of $500 million.

Rogers Communications Inc.	4	First Quarter 2018

Summary of Consolidated Financial Results

As discussed above, we have made several significant changes to our reporting effective January 1, 2018. We have adopted IFRS 15, which significantly affects revenue recognition in our Wireless segment (see "Critical Accounting Policies and Estimates"). We have realigned our reportable segments such that our Cable reportable segment includes the results of our legacy Cable segment, our legacy Business Solutions segment, and the results related to our Smart Home Monitoring products (see "Reportable Segments"). We have adopted adjusted EBITDA as our key profit measure, which includes stock-based compensation expense (see "Reportable Segments" and "Non-GAAP Measures"). All affected results presented in this MD&A (including the prior accounting basis results) have been retrospectively amended to incorporate the reportable segment and profit measure changes.

	Three months ended March 31				Three months ended March 31
	With adoption of IFRS 15				Prior Accounting Basis [2]
(In millions of dollars, except margins and per share amounts)	2018	2017 (restated) [1]	% Chg		2018	2017	% Chg

Revenue
Wireless	2,191	2,002	9		2,098	1,968	7
Cable [3]	969	960	1		969	960	1
Media	532	474	12		532	474	12
Corporate items and intercompany eliminations [3]	(59)	(64)	(8)		(59)	(64)	(8)
Revenue	3,633	3,372	8		3,540	3,338	6
Total service revenue [4]	3,127	2,969	5		3,410	3,214	6

Adjusted EBITDA [5]
Wireless	934	829	13		877	808	9
Cable [3]	433	416	4		433	416	4
Media	23	(30)	177		23	(30)	177
Corporate items and intercompany eliminations [3]	(52)	(41)	27		(52)	(41)	27
Adjusted EBITDA	1,338	1,174	14		1,281	1,153	11

Adjusted EBITDA margin [5]	36.8%	34.8%	2.0	pts	36.2%	34.5%	1.7	pts

Net income	425	310	37		383	294	30
Basic earnings per share	$0.83	$0.60	38		$0.74	$0.57	30
Diluted earnings per share	$0.80	$0.60	33		$0.72	$0.57	26

Adjusted net income [5]	477	330	45		435	314	39
Adjusted basic earnings per share [5]	$0.93	$0.64	45		$0.84	$0.61	38
Adjusted diluted earnings per share [5]	$0.90	$0.64	41		$0.82	$0.61	34

Capital expenditures	605	486	24		605	486	24
Cash provided by operating activities	885	596	48		885	596	48
Free cash flow [5]	384	325	18		384	325	18

[1]	2017 reported figures have been restated applying IFRS 15. See "Critical Accounting Policies and Estimates".

[2]	Amounts calculated on a basis consistent with our previous revenue recognition accounting policies prior to adopting IFRS 15. See "Critical Accounting Policies and Estimates" and "Non-GAAP Measures".

[3]	These figures have been retrospectively amended as a result of our reportable segment realignment. See "Reportable Segments".

[4]	As defined. See "Key Performance Indicators".

[5]
Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic and diluted earnings per share, and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about these measures, including how we calculate them.

Rogers Communications Inc.	5	First Quarter 2018

Results of our Reportable Segments

WIRELESS

Wireless Financial Results

	Three months ended March 31				Three months ended March 31
	With adoption of IFRS 15				Prior Accounting Basis [2]
(In millions of dollars, except margins)	2018	2017 (restated) [1]	% Chg		2018	2017	% Chg

Revenue
Service revenue	1,687	1,604	5		1,970	1,849	7
Equipment revenue	504	398	27		128	119	8
Revenue	2,191	2,002	9		2,098	1,968	7

Operating expenses
Cost of equipment	561	447	26		550	456	21
Other operating expenses [3]	696	726	(4)		671	704	(5)
Operating expenses	1,257	1,173	7		1,221	1,160	5

Adjusted EBITDA	934	829	13		877	808	9

Adjusted EBITDA margin [4]	42.6%	41.4%	1.2	pts	44.5%	43.7%	0.8	pts
Capital expenditures	260	160	63		260	160	63

[1]	2017 reported figures have been restated applying IFRS 15. See "Critical Accounting Policies and Estimates".

[2]	Amounts calculated on a basis consistent with our previous revenue recognition accounting policies prior to adopting IFRS 15. See "Critical Accounting Policies and Estimates" and "Non-GAAP Measures".

[3]	Other operating expenses have been retrospectively amended to include stock-based compensation. See "Reportable Segments" and "Non-GAAP Measures".

[4]	Adjusted EBITDA margin under IFRS 15 is calculated using total Wireless revenue. Under the prior accounting basis, adjusted EBITDA margin is calculated using Wireless service revenue.

Wireless Subscriber Results 1

	Three months ended March 31				Three months ended March 31
	With adoption of IFRS 15				Prior Accounting Basis [2]
(In thousands, except churn, blended ABPU, and blended ARPU)	2018	2017	Chg		2018	2017	Chg

Postpaid
Gross additions	377	343	34		377	343	34
Net additions	95	60	35		95	60	35
Total postpaid subscribers [3]	8,799	8,617	182		8,799	8,617	182
Churn (monthly)	1.08%	1.10%	(0.02	pts)	1.08%	1.10%	(0.02	pts)
Prepaid
Gross additions	163	150	13		163	150	13
Net losses	(60)	(42)	(18)		(60)	(42)	(18)
Total prepaid subscribers [3]	1,718	1,675	43		1,718	1,675	43
Churn (monthly)	4.24%	3.74%	0.50	pts	4.24%	3.74%	0.50	pts
Blended ABPU (monthly)	$62.67	$59.96	$2.71		n/a	n/a	n/a
Blended ARPU (monthly) [4]	$53.68	$52.03	$1.65		$62.67	$59.96	$2.71
n/a - not applicable

[1]
Subscriber counts, subscriber churn, blended ABPU, and blended ARPU are key performance indicators. Effective January 1, 2018, in conjunction with our transition to IFRS 15, we commenced reporting blended ABPU as a new key performance indicator. See "Key Performance Indicators".

[2]	Amounts calculated on a basis consistent with our previous revenue recognition accounting policies prior to adopting IFRS 15. See "Critical Accounting Policies and Estimates" and "Non-GAAP Measures".

[3]	As at the end of period.

[4]	Blended ARPU calculated under "With adoption of IFRS 15" has been restated for 2017 using revenue recognition policies in accordance with IFRS 15.

Rogers Communications Inc.	6	First Quarter 2018

Service revenue
The 5% increase in service revenue (or 7% under the prior accounting basis) this quarter was a result of:

•	higher blended ARPU, primarily as a result of the increased mix of subscribers on higher-rate plans from our various brands; and

•	larger postpaid and prepaid subscriber bases.

In our business model on term plans, we usually provide a device subsidy by charging for only a portion of the device value upfront. Economically, the device subsidy is recovered as part of the monthly service fees. Under the prior accounting basis, we recorded the total monthly fees as service revenue. Under IFRS 15, the value of the device subsidy recovery component is now substantially removed from our service revenue, and as such, service revenue growth was lower compared to the prior accounting basis. Consequently, blended ARPU is lower than under the prior accounting basis and does not fully reflect the average amount to be paid by a customer each month. To assist in understanding the underlying economics, we are now disclosing blended average billings per user (ABPU), which approximates blended ARPU under the prior accounting basis and also reflects the same growth rate year on year.

The 5% increase in blended ABPU and 3% increase in blended ARPU this quarter were a result of the increased service revenue, as discussed above.

We believe the increases in gross and net additions to our postpaid subscriber base and the lower postpaid churn this quarter were a result of our strategic focus on enhancing the customer experience by improving our customer service and continually increasing the quality of our network.

Equipment revenue
The 27% increase in equipment revenue (or 8% under the prior accounting basis) this quarter was a result of:

•	higher postpaid gross additions; and

•	an increase in device upgrades by existing subscribers.

Under IFRS 15, equipment revenue was higher and is recognized upon device activation at its relative portion of the fair value of the total consideration expected to be received over the contract term. Previously under the prior accounting basis, only the cash received upfront for the device would be recognized as equipment revenue.

Operating expenses
Cost of equipment
The 26% increase in the cost of equipment this quarter was a result of:

•	a continued shift in the product mix of device sales towards higher-cost smartphones;

•	the increase in device upgrades by existing subscribers as discussed above; and

•	higher postpaid gross additions.

Other operating expenses
The 4% decrease in other operating expenses this quarter was a result of various cost efficiencies and productivity initiatives.

Under IFRS 15, compared to the prior accounting basis, bad debt expense was higher and is associated with higher upfront equipment revenue. In addition, commission expense is now deferred and amortized over the contract term rather than expensed as incurred under the prior accounting basis.

Adjusted EBITDA
The 13% increase in adjusted EBITDA this quarter (or 9% under the prior accounting basis) was a result of the strong flow-through of service revenue growth discussed above.

Rogers Communications Inc.	7	First Quarter 2018

CABLE

Cable Financial Results

	Three months ended March 31
(In millions of dollars, except margins)	2018	2017 (restated) [1]	% Chg

Revenue
Internet	506	474	7
Television	365	375	(3)
Phone	96	106	(9)
Service revenue	967	955	1
Equipment revenue	2	5	(60)
Revenue	969	960	1

Operating expenses
Cost of equipment	5	4	25
Other operating expenses [2]	531	540	(2)
Operating expenses	536	544	(1)

Adjusted EBITDA	433	416	4

Adjusted EBITDA margin	44.7%	43.3%	1.4	pts
Capital expenditures	297	266	12

[1]	Effective January 1, 2018 and on a retrospective basis, we realigned our reportable segments and related financial results. See "Reportable Segments".

[2]	Other operating expenses have been retrospectively amended to include stock-based compensation. See "Reportable Segments" and "Non-GAAP Measures".

Cable Subscriber Results 1

	Three months ended March 31
(In thousands)	2018	2017 (restated)	Chg

Internet [2]
Net additions	26	33	(7)
Total Internet subscribers [3]	2,347	2,259	88
Television
Net losses	(12)	(24)	12
Total Television subscribers [3]	1,728	1,796	(68)
Phone
Net additions	9	2	7
Total Phone subscribers [3]	1,117	1,096	21

Homes passed [3]	4,327	4,255	72
Total service units [4]
Net additions	23	11	12
Total service units [3]	5,192	5,151	41

[1]	Subscriber counts are key performance indicators. See "Key Performance Indicators".

[2]	Effective January 1, 2018, and on a retrospective basis, our Internet subscriber results include Smart Home Monitoring subscribers.

[3]	As at end of period.

[4]	Includes Internet, Television, and Phone.

Revenue
The 1% increase in revenue this quarter was a result of:

•	the movement of Internet customers to higher speed and usage tiers;

•	the impact of service pricing changes; and

•	a larger Internet subscriber base; partially offset by

•	a lower subscriber base for our Television products.

Rogers Communications Inc.	8	First Quarter 2018

Internet revenue
The 7% increase in Internet revenue this quarter was a result of:

•	general movement of customers to higher speed and usage tiers of our Internet offerings, with 56% of our residential Internet base on plans of 100 megabits per second or higher (2017 - 48%);

•	a larger Internet subscriber base; and

•	the impact of Internet service pricing changes; partially offset by

•	promotional pricing provided to subscribers.

Television revenue
The 3% decrease in Television revenue this quarter was a result of:

•	the decline in Television subscribers over the past year; partially offset by

•	the impact of Television service pricing changes, net of promotional pricing provided to subscribers.

Phone revenue
The 9% decrease in Phone revenue this quarter was a result of promotional pricing provided to subscribers.

Operating expenses
The 1% decrease in operating expenses this quarter was a result of:

•	relative shifts in product mix to higher-margin Internet offerings from conventional Television broadcasting; and

•	various cost efficiencies and productivity initiatives.

Adjusted EBITDA
The 4% increase in adjusted EBITDA this quarter was a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	9	First Quarter 2018

MEDIA

Media Financial Results

	Three months ended March 31
(In millions of dollars, except margins)	2018	2017	% Chg

Revenue	532	474	12
Operating expenses [1]	509	504	1

Adjusted EBITDA	23	(30)	177

Adjusted EBITDA margin	4.3%	(6.3)%	10.6	pts
Capital expenditures	15	13	15

[1]	Operating expenses have been retrospectively amended to include stock-based compensation. See "Reportable Segments" and "Non-GAAP Measures".

Revenue
The 12% increase in revenue this quarter was a result of:

•	a higher distribution to the Toronto Blue Jays from Major League Baseball and the earlier start to the regular season this year; and

•	higher Sportsnet subscription revenue.

Excluding the incremental year on year difference pertaining to distributions to the Toronto Blue Jays from Major League Baseball, revenue would have increased by 4% this quarter.

Operating expenses
The 1% increase in operating expenses this quarter was a result of:

•	higher Toronto Blue Jays costs, driven by the earlier start to the regular season this year; and

•	higher programming costs.

Adjusted EBITDA
The increase in adjusted EBITDA this quarter was a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	10	First Quarter 2018

CAPITAL EXPENDITURES

	Three months ended March 31
(In millions of dollars, except capital intensity)	2018	2017 (restated) [1]	% Chg

Capital expenditures [2]
Wireless	260	160	63
Cable	297	266	12
Media	15	13	15
Corporate	48	47	2

Capital expenditures before proceeds on disposition	620	486	28
Proceeds on disposition	(15)	—	n/m

Capital expenditures [2]	605	486	24

Capital intensity [3]	16.7%	14.4%	2.3
n/m - not meaningful

[1]
Effective January 1, 2018 and on a retrospective basis, we realigned our reportable segments and related financial results. As a result, certain figures have been amended for comparative purposes. See "Reportable Segments".

[2]	Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences.

[3]	As defined. See "Key Performance Indicators".

Wireless
The increase in capital expenditures in Wireless this quarter was a result of investments made to upgrade our wireless network to continue delivering reliable performance for our customers. We have continued augmenting our existing LTE network with 4.5G technology investments that are also designed to migrate to a 5G environment.

Cable
The increase in capital expenditures in Cable this quarter was a result of higher investments in customer premise equipment and higher investments in information technology infrastructure and network, partially related to our forthcoming Ignite TV product and to enhance the quality of our cable network. We continued upgrading our hybrid fibre-coaxial infrastructure with additional fibre deployments and further DOCSIS technology enhancements. These deployments and enhancements will lower the number of homes passed per node and incorporate the latest technologies to help deliver more bandwidth and an even more reliable customer experience.

Media
The increase in capital expenditures this quarter reflects higher investments in our broadcast infrastructure and the Rogers Centre, partially offset by lower investments in information technology.

Corporate
Corporate capital expenditures were stable this quarter and primarily reflect investments in premise improvements and information technology.

Proceeds on disposition
We sold certain vacant land assets this quarter for net proceeds of $15 million.

Capital intensity
Capital intensity increased this quarter as a result of higher capital expenditures as discussed above, partially offset by higher total revenue.

Rogers Communications Inc.	11	First Quarter 2018

Review of Consolidated Performance

This section discusses our consolidated net income and other income and expenses that do not form part of the segment discussions above.

	Three months ended March 31			Three months ended March 31
	With adoption of IFRS 15			Prior Accounting Basis [2]
(In millions of dollars)	2018	2017 (restated) [1]	% Chg	2018	2017	% Chg

Adjusted EBITDA [3]	1,338	1,174	14	1,281	1,153	11
Deduct (add):
Depreciation and amortization	544	545	—	544	545	—
Gain on disposition of property, plant and equipment	(11)	—	n/m	(11)	—	n/m
Restructuring, acquisition and other	43	28	54	43	28	54
Finance costs	219	190	15	219	190	15
Other income	(23)	(11)	109	(23)	(11)	109
Income tax expense	141	112	26	126	107	18

Net income	425	310	37	383	294	30

[1]	2017 reported figures have been restated applying IFRS 15. See "Critical Accounting Policies and Estimates".

[2]	Amounts calculated on a basis consistent with our previous revenue recognition accounting policies prior to adopting IFRS 15. See "Critical Accounting Policies and Estimates" and "Non-GAAP Measures".

[3]
Adjusted EBITDA is a non-GAAP measure and should not be considered a substitute or alternative for GAAP measures. It is not a defined term under IFRS and does not have a standard meaning, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about this measure, including how we calculate it.

Depreciation and amortization

	Three months ended March 31
(In millions of dollars)	2018	2017	% Chg

Depreciation	530	532	—
Amortization	14	13	8

Total depreciation and amortization	544	545	—

Restructuring, acquisition and other
This quarter, we incurred $43 million (2017 - $28 million) in restructuring, acquisition and other expenses. These costs were primarily a result of severance costs associated with the targeted restructuring of our employee base.

Finance costs

	Three months ended March 31
(In millions of dollars)	2018	2017	% Chg

Interest on borrowings [1]	187	186	1
Interest on post-employment benefits liability	2	3	(33)
Loss on repayment of long-term debt	28	—	n/m
Loss (gain) on foreign exchange	8	(8)	(200)
Change in fair value of derivative instruments	(5)	8	(163)
Capitalized interest	(5)	(4)	25
Other	4	5	(20)

Total finance costs	219	190	15

[1]	Interest on borrowings includes interest on short-term borrowings and on long-term debt.

Loss on repayment of long-term debt
We recognized a $28 million loss on repayment of long-term debt this quarter reflecting our obligation to pay redemption premiums associated with our announcement in March 2018 to redeem US$1.4 billion of senior notes in April 2018 that were otherwise due in August 2018.

Rogers Communications Inc.	12	First Quarter 2018

Income tax expense

	Three months ended March 31		Three months ended March 31
	With adoption of IFRS 15		Prior Accounting Basis [2]
(In millions of dollars, except tax rates)	2018	2017 (restated) [1]	2018	2017

Statutory income tax rate	26.7%	26.7%	26.7%	26.7%
Income before income tax expense	566	422	509	401
Computed income tax expense	151	112	136	107
Increase (decrease) in income tax expense resulting from:
Non-(taxable) deductible stock-based compensation	(2)	5	(2)	5
Non-taxable portion of capital gains	(6)	(3)	(6)	(3)
Other items	(2)	(2)	(2)	(2)

Total income tax expense	141	112	126	107

Effective income tax rate	24.9%	26.7%	24.8%	26.7%
Cash income taxes paid	110	160	110	160

[1]	2017 reported figures have been restated applying IFRS 15. See "Critical Accounting Policies and Estimates".

[2]	Amounts calculated on a basis consistent with our previous revenue recognition accounting policies prior to adopting IFRS 15. See "Critical Accounting Policies and Estimates" and "Non-GAAP Measures".

The effective income tax rate for the quarter was lower than the statutory tax rate primarily as a result of the non-taxable portion of capital gains recognized.

Cash income taxes paid decreased this quarter as a result of the timing of installment payments.

Net income

	Three months ended March 31			Three months ended March 31
	With adoption of IFRS 15			Prior Accounting Basis [2]
(In millions of dollars, except per share amounts)	2018	2017 (restated) [1]	% Chg	2018	2017	% Chg

Net income	425	310	37	383	294	30
Basic earnings per share	$0.83	$0.60	38	$0.74	$0.57	30
Diluted earnings per share	$0.80	$0.60	33	$0.72	$0.57	26

[1]	2017 reported figures have been restated applying IFRS 15. See "Critical Accounting Policies and Estimates".

[2]	Amounts calculated on a basis consistent with our previous revenue recognition accounting policies prior to adopting IFRS 15. See "Critical Accounting Policies and Estimates" and "Non-GAAP Measures".

Rogers Communications Inc.	13	First Quarter 2018

Adjusted net income
We calculate adjusted net income from adjusted EBITDA as follows:

	Three months ended March 31			Three months ended March 31
	With adoption of IFRS 15			Prior Accounting Basis [2]
(In millions of dollars, except per share amounts)	2018	2017 (restated) [1]	% Chg	2018	2017	% Chg

Adjusted EBITDA [3]	1,338	1,174	14	1,281	1,153	11
Deduct:
Depreciation and amortization	544	545	—	544	545	—
Finance costs [4]	191	190	1	191	190	1
Other income	(23)	(11)	109	(23)	(11)	109
Income tax expense [5]	149	120	24	134	115	17

Adjusted net income [3]	477	330	45	435	314	39

Adjusted basic earnings per share [3]	$0.93	$0.64	45	$0.84	$0.61	38
Adjusted diluted earnings per share [3]	$0.90	$0.64	41	$0.82	$0.61	34

[1]	2017 reported figures have been restated applying IFRS 15. See "Critical Accounting Policies and Estimates".

[2]	Amounts calculated on a basis consistent with our previous revenue recognition accounting policies prior to adopting IFRS 15. See "Critical Accounting Policies and Estimates" and "Non-GAAP Measures".

[3]
Adjusted EBITDA, adjusted net income, and adjusted basic and diluted earnings per share are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about these measures, including how we calculate them.

[4]	Finance costs exclude a $28 million loss on repayment of long-term debt for the three months ended March 31, 2018 (2017 - nil).

[5]	Income tax expense excludes an $8 million recovery (2017 - $8 million recovery) related to the income tax impact for adjusted items for the three months ended March 31, 2018.

Rogers Communications Inc.	14	First Quarter 2018

Managing our Liquidity and Financial Resources

Operating, investing, and financing activities

	Three months ended March 31		Three months ended March 31
	With adoption of IFRS 15		Prior Accounting Basis [2]
(In millions of dollars)	2018	2017 (restated) [1]	2018	2017

Cash provided by operating activities before changes in non-cash working capital items, income taxes paid, and interest paid	1,254	1,169	1,264	1,172
Change in non-cash operating working capital items	(21)	(175)	(31)	(178)
Cash provided by operating activities before income taxes paid and interest paid	1,233	994	1,233	994
Income taxes paid	(110)	(160)	(110)	(160)
Interest paid	(238)	(238)	(238)	(238)

Cash provided by operating activities	885	596	885	596

Investing activities:
Capital expenditures	(605)	(486)	(605)	(486)
Additions to program rights	(6)	(14)	(6)	(14)
Changes in non-cash working capital related to property, plant and equipment and intangible assets	(138)	(81)	(138)	(81)
Other	10	(26)	10	(26)

Cash used in investing activities	(739)	(607)	(739)	(607)

Financing activities:
Net (repayment of) proceeds received on short-term borrowings	(848)	336	(848)	336
Net issuance (repayment) of long-term debt	938	(53)	938	(53)
Net payments on settlement of debt derivatives and forward contracts	(16)	(3)	(16)	(3)
Transaction costs incurred	(16)	—	(16)	—
Dividends paid	(247)	(247)	(247)	(247)

Cash (used in) provided by financing activities	(189)	33	(189)	33

Change in cash and cash equivalents	(43)	22	(43)	22
Bank advances, beginning of period	(6)	(71)	(6)	(71)

Bank advances, end of period	(49)	(49)	(49)	(49)

[1]	2017 reported figures have been restated applying IFRS 15. See "Critical Accounting Policies and Estimates".

[2]	Amounts calculated on a basis consistent with our previous revenue recognition accounting policies prior to adopting IFRS 15. See "Critical Accounting Policies and Estimates" and "Non-GAAP Measures".

Operating activities
The 48% increase in cash provided by operating activities this quarter was primarily a result of higher net income and a lower net investment in working capital items.

Investing activities
Capital expenditures
We incurred $605 million this quarter on capital expenditures, before changes in non-cash working capital items, which was higher than the same period in 2017. See "Capital Expenditures" for more information.

Rogers Communications Inc.	15	First Quarter 2018

Financing activities
During the quarter, we received net amounts of $58 million (2017 - repaid net amounts of $280 million) on our short-term borrowings, long-term debt, and related derivatives. See "Financial Risk Management" for more information on the cash flows relating to our derivative instruments.

Short-term borrowings
Our short-term borrowings consist of amounts outstanding under our accounts receivable securitization program and under our US dollar-denominated commercial paper (US CP) program. Below is a summary of our short-term borrowings as at March 31, 2018 and December 31, 2017.

	As at March 31	As at December 31
(In millions of dollars)	2018	2017

Accounts receivable securitization program	650	650
US commercial paper program	97	935

Total short-term borrowings	747	1,585

Below is a summary of the activity relating to our short-term borrowings for the three months ended March 31, 2018 and 2017.

		Three months ended March 31, 2018			Three months ended March 31, 2017
	Notional	Exchange	Notional	Notional	Exchange	Notional
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Proceeds received from US commercial paper	2,220	1.26	2,794	200	1.33	266
Repayment of US commercial paper	(2,894)	1.26	(3,642)	—	—	—
Net (repayment of) proceeds received from US commercial paper	(674)	1.26	(848)	200	1.33	266

Proceeds received from accounts receivable securitization			—			250
Repayment of accounts receivable securitization			—			(180)
Net proceeds received from accounts receivable securitization			—			70

Net (repayment of) proceeds received on short-term borrowings			(848)			336

Concurrent with our US CP issuances, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the borrowings under our US CP program. See "Financial Risk Management" for more information.

Rogers Communications Inc.	16	First Quarter 2018

Long-term debt
Our long-term debt consists of amounts outstanding under our bank credit facilities and letter of credit facilities and the senior notes and debentures we have issued. The tables below summarize the activity relating to our long-term debt for the three months ended March 31, 2018 and 2017.

	Three months ended March 31, 2018			Three months ended March 31, 2017
(In millions of dollars, except exchange rates)	Notional	Exchange	Notional	Notional	Exchange	Notional
	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Credit facility borrowings (Cdn$)			—			700
Credit facility borrowings (US$)	—	—	—	425	1.34	571
Total credit facility borrowings			—			1,271

Credit facility repayments (Cdn$)			—			(575)
Credit facility repayments (US$)	—	—	—	(375)	1.33	(499)
Total credit facility repayments			—			(1,074)

Net borrowings under credit facilities			—			197

Senior note issuances (US$)	750	1.25	938	—	—	—
Total senior note issuances			938			—

Total senior note repayments			—			(250)

Net issuance (repayment) of senior notes			938			(250)

Net issuance (repayment) of long-term debt			938			(53)

	Three months ended March 31
(In millions of dollars)	2018	2017

Long-term debt net of transaction costs, beginning of period	14,448	16,080
Net issuance (repayment) of long-term debt	938	(53)
Loss (gain) on foreign exchange	263	(93)
Deferred transaction costs incurred	(16)	(3)
Amortization of deferred transaction costs	4	3

Long-term debt net of transaction costs, end of period	15,637	15,934

On February 8, 2018, we issued US$750 million senior notes due 2048 at a rate of 4.3%. At the same time, we entered into debt derivatives to convert all interest and principal payment obligations to Canadian dollars. As a result, we received net proceeds of $938 million from the issuance.

In March 2018, we announced our intention to repay, in April 2018, our US$1.4 billion senior notes that were otherwise due in August 2018. In connection with the announcement, for the three months ended March 31, 2018, we recognized a $28 million loss on repayment of long-term debt reflecting our obligation to pay redemption premiums upon repayment. The loss is recorded in finance costs. On April 13, 2018, in connection with our announcement in March 2018, we repaid the entire outstanding principal amount of our US$1.4 billion 6.8% senior notes due in August 2018. At the same time, we terminated the associated debt derivatives. As a result, we repaid a net amount of $1.5 billion, which was separately funded through our US CP program and our bank credit facility. See "Financial Condition" for more information.

Rogers Communications Inc.	17	First Quarter 2018

Dividends
Below is a summary of the dividends we declared and paid on our outstanding RCI Class A Voting common shares (Class A Shares) and Class B Non-Voting Shares in 2018 and 2017.

Declaration date	Record date	Payment date	Dividend per share (dollars)	Dividends paid (in millions of dollars)

January 24, 2018	March 12, 2018	April 3, 2018	0.48	247

January 26, 2017	March 13, 2017	April 3, 2017	0.48	247
April 18, 2017	June 12, 2017	July 4, 2017	0.48	247
August 17, 2017	September 15, 2017	October 3, 2017	0.48	247
October 19, 2017	December 11, 2017	January 2, 2018	0.48	247

Free cash flow

	Three months ended March 31			Three months ended March 31
	With adoption of IFRS 15			Prior Accounting Basis [2]
(In millions of dollars)	2018	2017 (restated) [1]	% Chg	2018	2017	% Chg

Adjusted EBITDA [3]	1,338	1,174	14	1,281	1,153	11
Deduct:
Capital expenditures [4]	605	486	24	605	486	24
Interest on borrowings, net of capitalized interest	182	182	—	182	182	—
Net change in contract asset and deferred commission cost asset balances	57	21	171	n/a	n/a	n/a
Cash income taxes [5]	110	160	(31)	110	160	(31)

Free cash flow [3]	384	325	18	384	325	18

[1]	2017 reported figures have been restated applying IFRS 15. See "Critical Accounting Policies and Estimates".

[2]	Amounts calculated on a basis consistent with our previous revenue recognition accounting policies prior to adopting IFRS 15. See "Critical Accounting Policies and Estimates" and "Non-GAAP Measures".

[3]
Adjusted EBITDA and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about these measures, including how we calculate them.

[4]	Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences.

[5]	Cash income taxes are net of refunds received.

The 18% increase in free cash flow this quarter was a result of higher adjusted EBITDA and lower cash income taxes, partially offset by higher capital expenditures.

Rogers Communications Inc.	18	First Quarter 2018

Overview of Financial Position

Consolidated statements of financial position

	As at	As at
	March 31	December 31
(In millions of dollars)	2018	2017 (restated) [1]	$ Chg	% Chg	Explanation of significant changes

Assets
Current assets:
Accounts receivable	1,900	2,035	(135)	(7)	Primarily reflects a decrease in trade receivables due to seasonality.
Inventories	356	435	(79)	(18)	Reflects a decrease in Wireless handset inventory.
Current portion of contract assets	861	820	41	5	Primarily reflects net increase in contracts with customers, partially offset by amortization to accounts receivable.
Other current assets	435	414	21	5	n/m
Current portion of derivative instruments	442	421	21	5	n/m
Total current assets	3,994	4,125	(131)	(3)

Property, plant and equipment	11,227	11,143	84	1	Primarily reflects capital expenditures, partially offset by depreciation expense. See "Capital Expenditures".
Intangible assets	7,222	7,244	(22)	—	Reflects amortization of intangible assets.
Investments	2,277	2,561	(284)	(11)	Primarily reflects fair value decreases for certain publicly traded investments.
Derivative instruments	972	953	19	2	n/m
Contract assets	441	413	28	7	Reflects net increases in contracts with customers.
Other long-term assets	135	143	(8)	(6)	n/m
Deferred tax assets	3	3	—	—	n/m
Goodwill	3,905	3,905	—	—	n/m

Total assets	30,176	30,490	(314)	(1)

Liabilities and shareholders' equity
Current liabilities:
Bank advances	49	6	43	n/m	See "Managing our Liquidity and Financial Resources".
Short-term borrowings	747	1,585	(838)	(53)	Reflects a decrease in borrowings under our US CP program.
Accounts payable and accrued liabilities	2,516	2,931	(415)	(14)	Primarily reflects a decrease in trade payables as a result of business seasonality.
Income tax payable	147	62	85	137	Reflects the excess of income tax payable recorded in 2018 over tax installments paid.
Other current liabilities	110	132	(22)	(17)	n/m
Current portion of contract liabilities	329	278	51	18	Primarily reflects higher customer deposits at the Toronto Blue Jays.
Current portion of long-term debt	2,205	1,756	449	26	Reflects the reclassification to current of our $400 million senior notes due March 2019.
Current portion of derivative instruments	85	133	(48)	(36)	Primarily reflects changes in market values of our expenditure derivatives as a result of the appreciation of the Cdn$ relative to the US$. See "Financial Risk Management".
Total current liabilities	6,188	6,883	(695)	(10)

Provisions	36	35	1	3	n/m
Long-term debt	13,432	12,692	740	6
Primarily reflects the issuance of US$750 million of senior notes in February 2018, partially offset by the reclassification to current of our $400 million senior notes due March 2019. See "Financial Risk Management".

Derivative instruments	136	147	(11)	(7)	n/m
Other long-term liabilities	599	613	(14)	(2)	n/m
Deferred tax liabilities	2,517	2,624	(107)	(4)	Primarily reflects a decrease in temporary differences between the accounting and tax bases for certain assets and liabilities.
Total liabilities	22,908	22,994	(86)	—

Shareholders' equity	7,268	7,496	(228)	(3)	Reflects changes in retained earnings and equity reserves.

Total liabilities and shareholders' equity	30,176	30,490	(314)	(1)

[1]	2017 reported figures have been restated applying IFRS 15. See "Critical Accounting Policies and Estimates".

Rogers Communications Inc.	19	First Quarter 2018

Financial Condition

Below is a summary of our total available liquidity under our bank credit facilities, letter of credit facilities, and short-term borrowings as at March 31, 2018 and December 31, 2017.

As at March 31, 2018	Total available	Drawn	Letters of credit	US CP program	Net available
(In millions of dollars)

Bank credit facilities:
Revolving	3,200	—	10	97	3,093
Outstanding letters of credit	104	—	104	—	—
Bank advances	—	49	—	—	(49)
Total bank credit facilities	3,304	49	114	97	3,044
Accounts receivable securitization	1,050	650	—	—	400

Total	4,354	699	114	97	3,444

As at December 31, 2017	Total available	Drawn	Letters of credit	US CP Program	Net available
(In millions of dollars)

Bank credit facilities:
Revolving	3,200	—	9	935	2,256
Outstanding letters of credit	87	—	87	—	—
Bank advances	—	6	—	—	(6)
Total bank credit facilities	3,287	6	96	935	2,250
Accounts receivable securitization	1,050	650	—	—	400

Total	4,337	656	96	935	2,650

In addition to the sources of available liquidity noted above, we held $1,163 million of marketable securities in publicly traded companies as at March 31, 2018 (December 31, 2017 - $1,465 million).

If the repayment of our US$1.4 billion 6.8% senior notes (which as at March 31, 2018, we had committed to repay on April 13, 2018) and related funding had occurred as at March 31, 2018, our total available liquidity would have been $2.0 billion. See "Managing our Liquidity and Financial Resources" for more information.

Weighted average cost of borrowings
Our weighted average cost of borrowings was 4.89% as at March 31, 2018 (December 31, 2017 - 4.70%) and our weighted average term to maturity was 11.5 years (December 31, 2017 - 9.9 years).

If the repayment of our US$1.4 billion 6.8% senior notes and related funding had occurred as at March 31, 2018, our weighted average cost of borrowings would have been 4.42% and our weighted average term to maturity would have been 11.4 years. See "Managing our Liquidity and Financial Resources" for more information.

Credit ratings
Below is a summary of the credit ratings on RCI's outstanding senior notes and debentures (long-term) and US CP (short-term) as at March 31, 2018.

Issuance	Standard & Poor’s	Moody’s	Fitch
Corporate credit issuer default rating [1]	BBB+ with a stable outlook	Baa1 with a stable outlook	BBB+ with a stable outlook
Senior unsecured debt [1]	BBB+ with a stable outlook	Baa1 with a stable outlook	BBB+ with a stable outlook
US commercial paper [1]	A-2	P-2	N/A [2]

[1]	Unchanged in the quarter.

[2]	We did not seek a rating from Fitch for our short-term obligations in 2018.

Rogers Communications Inc.	20	First Quarter 2018

Adjusted net debt and debt leverage ratio
We use adjusted net debt and debt leverage ratio to conduct valuation-related analysis and make capital structure-related decisions. Adjusted net debt includes long-term debt, net debt derivative assets or liabilities, short-term borrowings, and cash and cash equivalents or bank advances.

	As at March 31	As at December 31
(In millions of dollars, except ratios)	2018	2017 (restated)

Long-term debt [1]	15,757	14,555
Net debt derivative assets valued without any adjustment for credit risk [2]	(1,219)	(1,146)
Short-term borrowings	747	1,585
Bank advances	49	6

Adjusted net debt [3]	15,334	15,000
Divided by: trailing 12-month adjusted EBITDA [3]	5,666	5,502

Debt leverage ratio [3]	2.7	2.7

[1]
Includes current and long-term portion of long-term debt before deferred transaction costs and discounts. See "Reconciliation of adjusted net debt" in "Non-GAAP Measures" for the calculation of this amount.

[2]
For purposes of calculating adjusted net debt and debt leverage ratio, we believe including debt derivatives valued without adjustment for credit risk is commonly used to evaluate debt leverage and for market valuation and transactional purposes.

[3]
Adjusted net debt, adjusted EBITDA, and debt leverage ratio are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about these measures, including how we calculate them.

In addition, we held $1,163 million of marketable securities in publicly traded companies as at March 31, 2018 (December 31, 2017 - $1,465 million).

Normal course issuer bid
In April 2018, we announced that the TSX has accepted a notice of our intention to commence an NCIB that will allow us to purchase, during the twelve-month period beginning April 24, 2018 and ending April 23, 2019, the lesser of 35.8 million Class B Non-Voting Shares and that number of Class B Non-Voting Shares that can be purchased under the NCIB for an aggregate purchase price of $500 million. Rogers security holders may obtain a copy of this notice, without charge, by contacting us.

Outstanding common shares

	As at March 31	As at December 31
	2018	2017

Common shares outstanding [1]
Class A Voting	112,407,192	112,407,192
Class B Non-Voting	402,405,483	402,403,433

Total common shares	514,812,675	514,810,625

Options to purchase Class B Non-Voting Shares
Outstanding options	3,372,135	2,637,890
Outstanding options exercisable	1,514,210	924,562

[1]
Holders of our Class B Non-Voting Shares are entitled to receive notice of and to attend shareholder meetings; however, they are not entitled to vote at these meetings except as required by law or stipulated by stock exchanges. If an offer is made to purchase outstanding Class A Shares, there is no requirement under applicable law or our constating documents that an offer be made for the outstanding Class B Non-Voting Shares, and there is no other protection available to shareholders under our constating documents. If an offer is made to purchase both classes of shares, the offer for the Class A Shares may be made on different terms than the offer to the holders of Class B Non-Voting Shares.

Rogers Communications Inc.	21	First Quarter 2018

Financial Risk Management

This section should be read in conjunction with "Financial Risk Management" in our 2017 Annual MD&A. We use derivative instruments to manage financial risks related to our business activities. We only use derivatives to manage risk and not for speculative purposes. We also manage our exposure to both fixed and fluctuating interest rates and had fixed the interest rate on 95.1% of our outstanding debt, including short-term borrowings, as at March 31, 2018 (December 31, 2017 - 89.5%).

Debt derivatives
We use cross-currency interest exchange agreements (debt derivatives) to manage risks from fluctuations in foreign exchange rates associated with our US dollar-denominated senior notes and debentures, credit facility borrowings, and US CP borrowings. We designate the debt derivatives related to our senior notes and debentures as hedges for accounting purposes against the foreign exchange risk associated with specific debt instruments. Debt derivatives related to our credit facility and US CP borrowings have not been designated as hedges for accounting purposes.

Below is a summary of the debt derivatives we entered into and settled related to our credit facility borrowings and US CP program during the three months ended March 31, 2018 and 2017.

		Three months ended March 31, 2018
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)

Commercial paper program
Debt derivatives entered	2,220	1.26	2,794
Debt derivatives settled	2,890	1.26	3,653
Net cash paid			(16)

		Three months ended March 31, 2017
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facilities
Debt derivatives entered	875	1.33	1,165
Debt derivatives settled	825	1.32	1,092
Net cash paid			(3)

Commercial paper program
Debt derivatives entered	200	1.33	266

As at March 31, 2018, we had nil and US$75 million of debt derivatives outstanding relating to our credit facility borrowings and US CP program (December 31, 2017 - nil and US$746 million), respectively.

See "Mark-to-market value" for more information about our debt derivatives.

Senior notes
Concurrent with the issuance of our US$750 million senior notes this quarter, we entered into debt derivatives to convert all interest and principal payment obligations to Canadian dollars. As a result, we received net proceeds of $938 million from the issuance.

Bond forwards
During the quarter, we did not enter into or settle any bond forwards.

See "Mark-to-market value" for more information about our bond forwards.

Rogers Communications Inc.	22	First Quarter 2018

Expenditure derivatives
Below is a summary of the expenditure derivatives we entered into and settled during the three months ended March 31, 2018 and 2017.

	Three months ended March 31, 2018
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	600	1.23	740
Expenditure derivatives settled	210	1.30	273

	Three months ended March 31, 2017
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	120	1.29	155
Expenditure derivatives settled	225	1.33	300

As at March 31, 2018, we had US$1,590 million of expenditure derivatives outstanding (December 31, 2017 - US$1,200 million) with terms to maturity ranging from April 2018 to December 2020 (December 31, 2017 - January 2018 to December 2019), at an average rate of $1.26/US$ (December 31, 2017 - $1.28/US$).

See "Mark-to-market value" for more information about our expenditure derivatives.

Equity derivatives
As at March 31, 2018, we had equity derivatives outstanding for 5.4 million (December 31, 2017 - 5.4 million) Class B Non-Voting Shares with a weighted average price of $51.44 (December 31, 2017 - $51.44).

We did not enter into or settle any equity derivatives during the quarter. We have executed extension agreements for our equity derivative contracts under substantially the same terms and conditions with revised expiry dates to April 2019 (from April 2018).

See "Mark-to-market value" for more information about our equity derivatives.

Mark-to-market value
We record our derivatives using an estimated credit-adjusted, mark-to-market valuation, calculated in accordance with IFRS.

	As at March 31, 2018
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	5,950	1.0667	6,347	1,339
As liabilities	1,500	1.3388	2,008	(138)
Short-term debt derivatives not accounted for as hedges:
As liabilities	75	1.3039	98	(1)
Net mark-to-market debt derivative asset				1,200
Bond forwards accounted for as cash flow hedges:
As liabilities	—	—	900	(70)
Expenditure derivatives accounted for as cash flow hedges:
As assets	1,050	1.2361	1,298	42
As liabilities	540	1.3070	706	(12)
Net mark-to-market expenditure derivative asset				30
Equity derivatives not accounted for as hedges:
As assets	—	—	276	33

Net mark-to-market asset				1,193

Rogers Communications Inc.	23	First Quarter 2018

	As at December 31, 2017
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	5,200	1.0401	5,409	1,301
As liabilities	1,500	1.3388	2,008	(149)
Short-term debt derivatives not accounted for as hedges:
As liabilities	746	1.2869	960	(23)
Net mark-to-market debt derivative asset				1,129
Bond forwards accounted for as cash flow hedges:
As liabilities	—	—	900	(64)
Expenditure derivatives accounted for as cash flow hedges:
As assets	240	1.2239	294	5
As liabilities	960	1.2953	1,243	(44)
Net mark-to-market expenditure derivative liability				(39)
Equity derivatives not accounted for as hedges:
As assets	—	—	276	68

Net mark-to-market asset				1,094

Commitments and Contractual Obligations

See our 2017 Annual MD&A for a summary of our material obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements and operating lease arrangements. These are also discussed in notes 16, 20, and 27 of our 2017 Annual Audited Consolidated Financial Statements.

Except where otherwise disclosed in this MD&A, there have been no material changes to our material contractual obligations, as identified in our 2017 Annual MD&A, since December 31, 2017.

Regulatory Developments

See our 2017 Annual MD&A for a discussion of the significant regulations that affected our operations as at March 8, 2018. The following is a list of the significant regulatory developments between that date and April 19, 2018.

600 MHz spectrum licence band
On March 28, 2018, ISED Canada released its Technical, Policy and Licensing Framework for Spectrum in the 600 MHz Band, establishing the rules and timelines for the 600 MHz spectrum licence auction. The framework set aside 30 MHz (of the available 70 MHz) for carriers other than the three national carriers, Rogers, Bell, and Telus. The auction will commence on March 12, 2019.

Wholesale domestic wireless roaming rates terms and conditions and rates
On March 22, 2018, the Canadian Radio-television and Telecommunications Commission (CRTC) released Telecom Decision 2018-97 regarding final terms and conditions for wholesale mobile wireless roaming service. The CRTC maintained its policy of facilities-based competition, while confirming its original decision in Telecom Decision 2017-56 to exclude public Wi-Fi networks from the definition of "home network" and not mandate wholesale access to wireless networks. The CRTC further initiated a new public proceeding (Telecom Notice of Consultation 2018-98), requiring Rogers, Bell, and Telus to file proposed lower-cost data-only plans by April 23, 2018. The CRTC will review the proposals after interventions and related replies are filed on May 23, 2018 and June 7, 2018, respectively.

The CRTC also announced that the five-year review of the wireless wholesale regime established in Telecom Regulatory Policy 2015-177 would start by March 2019.

On March 22, 2018, the CRTC also released Telecom Order 2018-99, establishing the final wholesale tariffs that Rogers, Bell, and Telus may charge any of the non-national carriers for roaming. The rates were made retroactive to May 5, 2015. This decision does not have a material impact on our financial results.

Rogers Communications Inc.	24	First Quarter 2018

Updates to Risks and Uncertainties

See our 2017 Annual MD&A for a discussion of the principal risks and uncertainties that could have a material adverse effect on our business and financial results as at March 8, 2018, which should be reviewed in conjunction with this MD&A. The following litigation may contribute to those risks and uncertainties.

System access fee - Saskatchewan
In 2004, a class action was commenced against providers of wireless communications in Canada under the Class Actions Act (Saskatchewan). The class action relates to the system access fee wireless carriers charge to some of their customers. The plaintiffs are seeking unspecified damages and punitive damages, which would effectively be a reimbursement of all system access fees collected.

In 2007, the Saskatchewan Court granted the plaintiffs' application to have the proceeding certified as a national, "opt-in" class action where affected customers outside Saskatchewan must take specific steps to participate in the proceeding. In 2008, our motion to stay the proceeding based on the arbitration clause in our wireless service agreements was granted. The Saskatchewan Court directed that its order, in respect of the certification of the action, would exclude customers who are bound by an arbitration clause from the class of plaintiffs.

In 2009, counsel for the plaintiffs began a second proceeding under the Class Actions Act (Saskatchewan) asserting the same claims as the original proceeding. If successful, this second class action would be an "opt-out" class proceeding. This second proceeding was ordered conditionally stayed in 2009 on the basis that it was an abuse of process.

At the time the Saskatchewan class action was commenced in 2004, corresponding claims were filed in multiple jurisdictions across Canada, although the plaintiffs took no active steps. The appeal courts in several provinces dismissed the corresponding claims as an abuse of process. The claims in all provinces other than Saskatchewan have now been dismissed or discontinued. We have not recognized a liability for this contingency.

911 fee
In June 2008, a class action was launched in Saskatchewan against providers of wireless communications services in Canada. It involves allegations of breach of contract, misrepresentation, and false advertising, among other things, in relation to the 911 fee that had been charged by us and the other wireless telecommunication providers in Canada. The plaintiffs are seeking unspecified damages and restitution. The plaintiffs intend to seek an order certifying the proceeding as a national class action in Saskatchewan. We have not recognized a liability for this contingency.

Cellular devices
In July 2013, a class action was launched in British Columbia against providers of wireless communications in Canada and manufacturers of wireless devices. The class action relates to the alleged adverse health effects incurred by long-term users of cellular devices. The plaintiffs are seeking unspecified damages and punitive damages, effectively equal to the reimbursement of the portion of revenue the defendants have received that can reasonably be attributed to the sale of cellular phones in Canada. We have not recognized a liability for this contingency.

Outcome of proceedings
The outcome of all the proceedings and claims against us, including the matters described above, is subject to future resolution that includes the uncertainties of litigation. It is not possible for us to predict the result or magnitude of the claims due to the various factors and uncertainties involved in the legal process. Based on information currently known to us, we believe it is not probable that the ultimate resolution of any of these proceedings and claims, individually or in total, will have a material adverse effect on our business, financial results, or financial condition. If it becomes probable that we will be held liable for claims against us, we will recognize a provision during the period in which the change in probability occurs, which could be material to our Consolidated Statements of Income or Consolidated Statements of Financial Position.

Rogers Communications Inc.	25	First Quarter 2018

Critical Accounting Policies and Estimates

See our 2017 Annual MD&A and our 2017 Annual Audited Consolidated Financial Statements and notes thereto for a discussion of the accounting policies and estimates that are critical to the understanding of our business operations and the results of our operations.

New accounting pronouncements adopted in 2018
We adopted new amendments to the following accounting standards effective for our interim and annual consolidated financial statements commencing January 1, 2018. These changes did not have a material impact on our financial results.

•	IFRS 2, Share-based payment

•	IFRIC 22, Foreign currency transactions and advance consideration

Additionally, we adopted IFRS 15 and IFRS 9, Financial instruments (IFRS 9) effective January 1, 2018. The effects these two new pronouncements have on our results and operations are described below.

IFRS 15
Effective January 1, 2018, we adopted IFRS 15. IFRS 15 supersedes previous accounting standards for revenue, including IAS 18, Revenue (IAS 18) and IFRIC 13, Customer loyalty programmes (IFRIC 13).

IFRS 15 introduced a single model for recognizing revenue from contracts with customers. This standard applies to all contracts with customers, with only some exceptions, including certain contracts accounted for under other IFRSs. The standard requires revenue to be recognized in a manner that depicts the transfer of promised goods or services to a customer and at an amount that reflects the consideration expected to be received in exchange for transferring those goods or services. This is achieved by applying the following five steps:

1. identify the contract with a customer;
2. identify the performance obligations in the contract;
3. determine the transaction price;
4. allocate the transaction price to the performance obligations in the contract; and
5. recognize revenue when (or as) the entity satisfies a performance obligation.

IFRS 15 also provides guidance relating to the treatment of contract acquisition and contract fulfillment costs.

The application of this new standard has significant impacts on our reported Wireless results, specifically with regards to the timing of recognition and classification of revenue, and the treatment of costs incurred in acquiring customer contracts. The timing of recognition and classification of revenue is affected because, at contract inception, IFRS 15 requires the estimation of total consideration over the contract term and the allocation of that consideration to all performance obligations in the contract based on their relative stand-alone selling prices. This affects our Wireless arrangements that bundle equipment and service together into monthly service fees, which results in an increase to equipment revenue recognized at contract inception and a decrease to service revenue recognized over the course of the contracts. The application of IFRS 15 does not affect our cash flows from operations or the methods and underlying economics through which we transact with our customers.

The treatment of costs incurred in acquiring customer contracts is affected as IFRS 15 requires certain contract acquisition costs (such as sales commissions) to be recognized as an asset and amortized into operating expenses over time. Previously, such costs were expensed as incurred.

In addition, new assets and liabilities have been recognized on our Consolidated Statements of Financial Position. Specifically, a contract asset and contract liability is recognized to account for any timing differences between the revenue recognized and the amounts billed to the customer.

Significant judgment is needed to determine whether a promise to deliver goods or services is considered distinct and in determining the costs that are incremental to obtaining a contract with a customer.

We have retrospectively applied IFRS 15 to all contracts that were not complete on the date of initial application. We have made a policy choice to restate each prior period presented and have recognized the cumulative effect of initially applying IFRS 15 as an adjustment to the opening balance of equity as at January 1, 2017, subject to certain practical expedients we adopted that are described in note 4 to our First Quarter 2018 Interim Condensed Consolidated Financial Statements.

Rogers Communications Inc.	26	First Quarter 2018

Effect of IFRS 15 Transition
Below is a summary of the IFRS 15 adjustments on our key financial information for the three months ended March 31, 2017, all of which pertain to our Wireless segment.

		Three months ended March 31, 2017
(In millions of dollars)	Reference	Prior Accounting Basis [1]	Adjustments	Restated

Consolidated
Total revenue	i, iii	3,338	34	3,372
Total service revenue [2]	i	3,214	(245)	2,969
Adjusted EBITDA [3]		1,153	21	1,174

Net income		294	16	310
Adjusted net income [3]		314	16	330

Wireless
Service revenue	i	1,849	(245)	1,604
Equipment revenue	i, iii	119	279	398

Operating expenses [4]	ii, iii	1,160	13	1,173

Adjusted EBITDA		808	21	829

[1]	Amounts calculated on a basis consistent with our previous revenue recognition accounting policies prior to adopting IFRS 15. See "Non-GAAP Measures".
2 As defined. See "Key Performance Indicators".

[3]
Adjusted EBITDA and adjusted net income are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about these measures, including how we calculate them.

[4]	Operating expenses have been retrospectively amended to include stock-based compensation. See "Reportable Segments" and "Non-GAAP Measures".

Below is a summary of the IFRS 15 adjustments on certain key financial metrics from our Consolidated Statements of Financial Position as at January 1, 2017 and December 31, 2017.

		As at January 1, 2017			As at December 31, 2017
(in millions of dollars)	Reference	As previously reported	Adjustments	Restated	As previously reported	Adjustments	Restated

Consolidated
Total assets	i, ii, iii	28,342	1,469	29,811	28,863	1,627	30,490
Total liabilities	i, iii	23,073	454	23,527	22,516	478	22,994
Shareholders' equity		5,269	1,015	6,284	6,347	1,149	7,496

The application of IFRS 15 will not affect our cash flows from operating, investing, or financing activities.

i) Contract assets and liabilities
Contract assets arise primarily as a result of the difference between revenue recognized on the sale of a wireless device at the onset of a term contract and the cash collected at the point of sale. Revenue recognized at point of sale requires the estimation of total consideration over the contract term and the allocation of that consideration to all performance obligations in the contract based on their relative stand-alone selling prices. For Wireless term contracts, revenue is recognized earlier than previously reported, with a larger allocation to equipment revenue. Prior to the adoption of IFRS 15, the amount allocated to equipment revenue was limited to the non-contingent consideration received at the point of sale when recovery of the remaining consideration in the contract was contingent upon the delivery of future services.

We record a contract liability when we receive payment from a customer in advance of providing goods and services. We account for contract assets and liabilities on a contract-by-contract basis, with each contract being presented as a single net contract asset or net contract liability accordingly.

All contract assets are recorded net of an allowance for expected credit losses, measured in accordance with IFRS 9.

Rogers Communications Inc.	27	First Quarter 2018

ii) Deferred commission cost assets
Under IFRS 15, we defer incremental commission costs paid to internal and external representatives as a result of obtaining contracts with customers as deferred commission cost assets and amortize them to operating expenses over the pattern of the transfer of goods and services to the customer, which is typically evenly over either 12 or 24 consecutive months.

iii) Inventories and other current liabilities
Under IFRS 15, we determine when the customer obtains control of the distinct good or service. For affected transactions, we have defined our customer as the end subscriber and determined that they obtain control when they receive possession of a wireless device, which typically occurs upon activation. For certain transactions through third-party dealers and other retailers, the timing of when the customer obtains control of a wireless device will be deferred in comparison to our previous policy, where revenue was recognized when the wireless device was delivered and accepted by the independent dealer. This results in a greater inventory balance and a corresponding increase in other current liabilities.

IFRS 9
Effective January 1, 2018, we adopted IFRS 9. In July 2014, the IASB issued the final publication of the IFRS 9 standard, which supersedes IAS 39, Financial Instruments: recognition and measurement (IAS 39). IFRS 9 includes revised guidance on the classification and measurement of financial instruments, new guidance for measuring impairment on financial assets, and new hedge accounting guidance. We have adopted IFRS 9 on a retrospective basis; however, our 2017 comparatives were not restated because it was not possible to do so without the use of hindsight.

Under IFRS 9, financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. IFRS 9 contains three primary measurement categories for financial assets: measured at amortized cost, fair value through other comprehensive income (FVTOCI), and fair value through profit and loss (FVTPL). Under IFRS 9, we have irrevocably elected to present subsequent changes in the fair value of our equity investments that are neither held-for-trading nor contingent consideration arising from a business combination in other comprehensive income with no reclassification of net gains and losses to net income. For these equity investments, any impairment on the instrument will be recorded in other comprehensive income, and cumulative gains or losses in other comprehensive income will not be reclassified into net income, including upon disposal.

Under IFRS 9, the loss allowance for trade receivables must be calculated using the expected lifetime credit loss and recorded at the time of initial recognition. A portion of our trade receivables required an incremental loss allowance in order to comply with the requirements of IFRS 9; as a result, we recognized a $4 million decrease to accounts receivable and a corresponding decrease to retained earnings within shareholders' equity effective January 1, 2018. In addition, the expected loss allowance using the lifetime credit loss approach is applied to contract assets under IFRS 15. There is no significant effect on the carrying value of our other financial instruments under IFRS 9 related to this new requirement.

The new hedge accounting guidance aligns hedge accounting more closely with an entity's risk management objectives and strategies. IFRS 9 does not fundamentally change the types of hedging relationships or the requirement to measure and recognize ineffectiveness; however, it allows more hedging strategies used for risk management to qualify for hedge accounting and introduces more judgment to assess the effectiveness of a hedging relationship, primarily from a qualitative standpoint. This is not expected to have an effect on our reported results and will simplify our application of effectiveness tests going forward.

Recent accounting pronouncements not yet adopted
We are required to adopt the following accounting standard on January 1, 2019. See our 2017 Annual Audited Consolidated Financial Statements and notes thereto for details.

•	IFRS 16, Leases

We continue to assess the impact of this standard on our consolidated financial statements and we are progressing with the implementation of this standard. As at the date of this MD&A, there have been no significant changes to the disclosure related to the implementation of this standard that was included in our 2017 financial statements.

Rogers Communications Inc.	28	First Quarter 2018

Transactions with related parties
We have entered into business transactions with companies whose partners or senior officers are Directors of RCI. These Directors are:

•	the non-executive chairman of a law firm that provides a portion of our legal services; and

•	the chair of the board of a company that provides printing services to the Company.

We recognize these transactions at the amounts agreed to by the related parties, which are also reviewed by the Audit and Risk Committee. The amounts owing for these services are unsecured, interest-free, and due for payment in cash within one month of the date of the transaction. Below is a summary of the related party activity for the business transactions described above.

	Three months ended March 31
(In millions of dollars)	2018	2017

Printing and legal services	4	7
We have also entered into certain transactions with our controlling shareholder and companies it controls. These transactions are subject to formal agreements approved by the Audit and Risk Committee. Total amounts paid to these related parties generally reflect the charges to Rogers for occasional business use of aircraft, net of other administrative services, and were less than $1 million for the three months ended March 31, 2018 and 2017.

Controls and procedures
On January 1, 2018, we adopted IFRS 15 and implemented a new revenue recognition accounting system enabling us to comply with the IFRS 15 requirements. As a result, we have made significant additions and modifications to our internal controls over financial reporting. Notably, we have:

•	updated our policies and procedures related to how we recognize revenue;

•	augmented our risk assessment process to take into account the risks related to recognizing revenue under IFRS 15;

•	implemented controls surrounding our new revenue recognition system to ensure the inputs, processes, and outputs are accurate; and

•	implemented controls designed to address risks associated with the five-step revenue recognition model.

Other than the items described above, there have been no changes in our internal controls over financial reporting this quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Seasonality
Our operating results generally vary from quarter to quarter as a result of changes in general economic conditions and seasonal fluctuations, among other things, in each of our reportable segments. This means our results in one quarter are not necessarily indicative of how we will perform in a future quarter. Wireless, Cable, and Media each have unique seasonal aspects to, and certain other historical trends in, their businesses. For specific discussions of the seasonal trends affecting our reportable segments, refer to our 2017 Annual MD&A.

Our adoption of IFRS 15 has a significant impact on the timing of recognition and classification of our Wireless results. Quarters with traditionally higher subscriber activity, notably the fourth quarter, typically incur higher subscriber acquisition- or retention-related outlays, primarily as a result of device subsidies. See "Wireless" and "IFRS 15" for more information. Overall, the application of IFRS 15 will not affect our cash flows from operations or the methods and underlying economics through which we transact with our customers.

Rogers Communications Inc.	29	First Quarter 2018

Financial Guidance

There are no changes at this time to the consolidated guidance ranges for revenue, adjusted EBITDA, free cash flow, or capital expenditures, which were provided on January 25, 2018. The below table reconciles the impact of transition to IFRS 15 on our 2017 results. See "About Forward-Looking Information" in this MD&A and "Financial and Operating Guidance" in our 2017 Annual MD&A. Adjusted EBITDA and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. They are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about these measures, including how we calculate them.

	2017		2017	2018
(In millions of dollars, except percentages)	Prior Accounting Basis	Adjustments	With adoption of IFRS 15 (restated)	Guidance Ranges [1]

Consolidated Guidance
Revenue	14,143	226	14,369	Increase of 3%	to	5%
Adjusted EBITDA	5,318	184	5,502	Increase of 5%	to	7%
Capital expenditures [2]	2,436	—	2,436	2,650	to	2,850
Free cash flow	1,685	—	1,685	Increase of 3%	to	5%

[1]	Guidance ranges presented as percentages reflect increases over full-year restated 2017 actual results.

[2]	Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences.

The purpose of our 2018 guidance ranges is to assist investors, shareholders, and others in understanding certain financial metrics relating to expected 2018 financial results for evaluating the performance of our business. This information may not be appropriate for other purposes. Information about our 2018 guidance ranges, including the various assumptions underlying it, is forward-looking and should be read in conjunction with "About Forward-Looking Information" in this MD&A and in our 2017 Annual MD&A and the related disclosure and information about various economic, competitive, and regulatory assumptions, factors, and risks that may cause our actual future financial and operating results to differ from what we currently expect.

Key underlying assumptions
Our 2018 guidance ranges above are based on many assumptions including, but not limited to, the following material assumptions for the full-year 2018:

•	continued intense competition in all segments in which we operate, consistent with our experience during the full-year 2017;

•	a substantial portion of our US dollar-denominated expenditures for 2018 is hedged at an average exchange rate of $1.30/US$;

•	key interest rates remain relatively stable throughout 2018;

•
no significant additional legal or regulatory developments, shifts in economic conditions, or macro changes in the competitive environment affecting our business activities. We note that regulatory decisions expected during 2018 could materially alter underlying assumptions around our 2018 Wireless, Cable, and/or Media results in the current and future years, the impacts of which are currently unknown and not factored into our guidance;

•	Wireless customers continue to adopt, and upgrade to, higher-value smartphones at similar rates in 2018 compared to 2017 and a similar proportion of customers remain on term contracts;

•	overall wireless market penetration in Canada grows in 2018 at a similar rate as in 2017;

•	our relative market share in Wireless and Cable is not negatively impacted by changing competitive dynamics;

•	continued subscriber growth in Wireless and Cable Internet; a decline in Cable Television subscribers; and a relatively stable Phone subscriber base;

•	Ignite TV launches in 2018;

•	in Media, continued growth in sports and declines in certain traditional media businesses; and

•	with respect to the increase in capital expenditures:

•
we continue to invest appropriately to ensure we have competitive wireless and cable networks through (i) building a 4.5G to 5G wireless network and (ii) upgrading our hybrid fibre-coaxial network to lower the number of homes passed per node, utilize the latest technologies, and deliver an even more reliable customer experience; and

•	we continue to make expenditures related to the launch of Ignite TV in 2018.

Rogers Communications Inc.	30	First Quarter 2018

Key Performance Indicators

We measure the success of our strategy using a number of key performance indicators that are defined and discussed in our 2017 Annual MD&A and this MD&A. We believe these key performance indicators allow us to appropriately measure our performance against our operating strategy and against the results of our peers and competitors. The following key performance indicators are not measurements in accordance with IFRS and should not be considered alternatives to net income or any other measure of performance under IFRS. They include:

•	subscriber counts;

•	Wireless;

•	Cable; and

•	homes passed (Cable);

•	subscriber churn (churn);

•	blended average billings per user (ABPU);

•	blended average revenue per user (ARPU);

•	capital intensity; and

•	total service revenue.

Commencing this quarter, we are disclosing blended ABPU (Wireless) as a key performance indicator. Additionally, as a result of our redefined Cable segment, we have amended the definition of our subscriber count key performance indicator to include Smart Home Monitoring subscribers as part of Internet.

Subscriber counts
We determine the number of subscribers to our services based on active subscribers. When subscribers are deactivated, either voluntarily or involuntarily for non-payment, they are considered deactivations in the period the services are discontinued. We use subscriber counts to measure our core business performance and ability to benefit from recurring revenue streams. We use homes passed (Cable) as a measure for our potential market penetration within a defined geographical area.

Subscriber count (Wireless)

•	A wireless subscriber is represented by each identifiable telephone number.

•
We report wireless subscribers in two categories: postpaid and prepaid. Postpaid and prepaid include voice-only subscribers, data-only subscribers, and subscribers with service plans integrating both voice and data.

•	Usage and overage charges for postpaid subscribers are billed a month in arrears. Prepaid subscribers cannot incur usage and/or overage charges in excess of their plan limits or account balance.

•	Wireless prepaid subscribers are considered active for a period of 180 days from the date of their last revenue-generating usage.

Subscriber count (Cable)

•	Cable Television and Internet subscribers are represented by a dwelling unit; Cable Phone subscribers are represented by line counts.

•
When there is more than one unit in a single dwelling, such as an apartment building, each tenant with cable service is counted as an individual subscriber, whether the service is invoiced separately or included in the tenant's rent. Institutional units, such as hospitals or hotels, are each considered one subscriber.

•	Cable Television, Internet, and Phone subscribers include only those subscribers who have service installed and operating, and who are being billed accordingly.

•
Subscriber counts exclude certain enterprise services delivered over our fibre network and data centre infrastructure, and circuit-switched local and long distance voice services and legacy data services where access is delivered using leased third-party network elements and tariffed ILEC services.

Homes passed (Cable)
Homes passed are represented by the total number of addresses that either are Cable subscribers or are non-subscribers, but have the ability to access our cable services, within a defined geographical area. When there is more than one unit in a single dwelling, such as an apartment building, each unit that is a Cable subscriber, or has the ability to access our cable services, is counted as an individual home passed. Institutional or commercial units, such as hospitals or hotels, are each considered one home passed.

Subscriber churn
Subscriber churn (churn) is a measure of the number of subscribers that deactivated during a period as a percentage of the total subscriber base, usually calculated on a monthly basis. Subscriber churn measures our success in retaining our subscribers. We calculate it by dividing the number of Wireless subscribers that deactivated (usually in a month) by the aggregate numbers of subscribers at the beginning of the period. When used or reported for a period greater than one month, subscriber churn represents the sum of the number of subscribers deactivating for each period incurred divided by the sum of the aggregate number of subscribers at the beginning of each period incurred.

Rogers Communications Inc.	31	First Quarter 2018

Blended average billings per user (Wireless)
We use blended ABPU as a measure that approximates the average amount we invoice an individual subscriber on a monthly basis. This measure is similar to blended ARPU under previously issued results prior to the adoption of IFRS 15 (see "Critical Accounting Policies and Estimates"). Blended ABPU helps us identify trends and measure our success in attracting and retaining higher-value subscribers. We calculate blended ABPU by dividing the sum of service revenue and the amortization of contract assets to accounts receivable by the average total number of Wireless subscribers for the same period.

Blended average revenue per user (Wireless)
Blended ARPU helps us identify trends and measure our success in attracting and retaining higher-value subscribers. We calculate blended ARPU by dividing service revenue (monthly) by the average total number of Wireless subscribers for the same time period.

Capital intensity
Capital intensity allows us to compare the level of our capital expenditures to that of other companies within the same industry. Our capital expenditures do not include expenditures on spectrum licences. We calculate capital intensity by dividing capital expenditures by revenue. We use it to evaluate the performance of our assets and when making decisions about capital expenditures. We believe that certain investors and analysts use capital intensity to measure the performance of asset purchases and construction in relation to revenue.

Total service revenue
We use total service revenue to measure our core business performance from the provision of services to our customers separate from revenue from the sale of equipment we have acquired from device manufacturers and resold. Included in this metric is our retail revenue from TSC and the Toronto Blue Jays, which are also core to our business. We calculate total service revenue by subtracting equipment revenue from total revenue.

Rogers Communications Inc.	32	First Quarter 2018

Non-GAAP Measures

We use the following non-GAAP measures. These are reviewed regularly by management and the Board in assessing our performance and making decisions regarding the ongoing operations of our business and its ability to generate cash flows. Some or all of these measures may also be used by investors, lending institutions, and credit rating agencies as indicators of our operating performance, of our ability to incur and service debt, and as measurements to value companies in the telecommunications sector. These are not recognized measures under GAAP and do not have standard meanings under IFRS, so may not be reliable ways to compare us to other companies.

Effective January 1, 2018, we commenced using adjusted EBITDA as the key measure of profit for the purpose of assessing performance for each segment and to make decisions about the allocation of resources. As such, we have introduced adjusted EBITDA as a new non-GAAP measure in our financial reports this year. This measure replaced our previous adjusted operating profit non-GAAP measure. We believe adjusted EBITDA more fully reflects segment and consolidated profitability. The difference between adjusted operating profit and adjusted EBITDA is that adjusted EBITDA includes stock-based compensation expense. We also believe that our decision-making processes will not be significantly affected through the use of adjusted EBITDA. Use of this measure changed our definition of free cash flow.

Non-GAAP measure	Why we use it		How we calculate it	Most comparable IFRS financial measure
Adjusted EBITDA Adjusted EBITDA margin	●	To evaluate the performance of our businesses, and when making decisions about the ongoing operations of the business and our ability to generate cash flows.
Adjusted EBITDA:
Net income
add (deduct)
income tax expense (recovery); finance costs; depreciation and amortization; other expense (income); restructuring, acquisition and other; and loss (gain) on disposition of property, plant and equipment.

Adjusted EBITDA margin:
Adjusted EBITDA
divided by
revenue.

Net income
	●	We believe that certain investors and analysts use adjusted EBITDA to measure our ability to service debt and to meet other payment obligations.
	●	We also use it as one component in determining short-term incentive compensation for all management employees.
Adjusted net income Adjusted basic and diluted earnings per share	●
To assess the performance of our businesses before the effects of the noted items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply that they are non-recurring.

Adjusted net income:
Net income
add (deduct)
restructuring, acquisition and other; loss (recovery) on sale or wind down of investments; loss (gain) on disposition of property, plant and equipment; (gain) on acquisitions; loss on non-controlling interest purchase obligations; loss on repayment of long-term debt; and income tax adjustments on these items, including adjustments as a result of legislative changes.

Adjusted basic and diluted earnings per share:
Adjusted net income
divided by
basic and diluted weighted average shares outstanding.
Net income Basic and diluted earnings per share
Free cash flow	●	To show how much cash we have available to repay debt and reinvest in our company, which is an important indicator of our financial strength and performance.	Adjusted EBITDA deduct capital expenditures; interest on borrowings net of capitalized interest; net change in contract asset and deferred commission cost asset balances; and cash income taxes.	Cash provided by operating activities
	●	We believe that some investors and analysts use free cash flow to value a business and its underlying assets.
Adjusted net debt	●	To conduct valuation-related analysis and make decisions about capital structure.
Total long-term debt
add (deduct)
current portion of long-term debt; deferred transaction costs and discounts; net debt derivative (assets) liabilities; credit risk adjustment related to net debt derivatives; bank advances (cash and cash equivalents); and short-term borrowings.
Long-term debt
	●	We believe this helps investors and analysts analyze our enterprise and equity value and assess our leverage.

Rogers Communications Inc.	33	First Quarter 2018

Non-GAAP measure	Why we use it		How we calculate it	Most comparable IFRS financial measure
Debt leverage ratio	●	To conduct valuation-related analysis and make decisions about capital structure.	Adjusted net debt (defined above) divided by 12-month trailing adjusted EBITDA (defined above).	Long-term debt divided by net income
	●	We believe this helps investors and analysts analyze our enterprise and equity value and assess our leverage.

Reconciliation of adjusted EBITDA

	Three months ended March 31		Three months ended March 31
	With adoption of IFRS 15		Prior Accounting Basis [2]
(In millions of dollars)	2018	2017 (restated) [1]	2018	2017

Net income	425	310	383	294
Add:
Income tax expense	141	112	126	107
Finance costs	219	190	219	190
Depreciation and amortization	544	545	544	545

EBITDA	1,329	1,157	1,272	1,136
Add (deduct):
Other income	(23)	(11)	(23)	(11)
Restructuring, acquisition and other	43	28	43	28
Gain on disposition of property, plant and equipment	(11)	—	(11)	—

Adjusted EBITDA	1,338	1,174	1,281	1,153

[1]	2017 reported figures have been restated applying IFRS 15. See "Critical Accounting Policies and Estimates".

[2]	Amounts calculated on a basis consistent with our previous revenue recognition accounting policies prior to adopting IFRS 15. See "Critical Accounting Policies and Estimates".

Reconciliation of adjusted EBITDA margin

	Three months ended March 31		Three months ended March 31
	With adoption of IFRS 15		Prior Accounting Basis [2]
(In millions of dollars, except margins)	2018	2017 (restated) [1]	2018	2017

Adjusted EBITDA	1,338	1,174	1,281	1,153
Divided by: total revenue	3,633	3,372	3,540	3,338

Adjusted EBITDA margin	36.8%	34.8%	36.2%	34.5%

[1]	2017 reported figures have been restated applying IFRS 15. See "Critical Accounting Policies and Estimates".

[2]	Amounts calculated on a basis consistent with our previous revenue recognition accounting policies prior to adopting IFRS 15. See "Critical Accounting Policies and Estimates".

Rogers Communications Inc.	34	First Quarter 2018

Reconciliation of adjusted net income

	Three months ended March 31		Three months ended March 31
	With adoption of IFRS 15		Prior Accounting Basis [2]
(In millions of dollars)	2018	2017 (restated) [1]	2018	2017

Net income	425	310	383	294
Add (deduct):
Restructuring, acquisition and other	43	28	43	28
Loss on repayment of long-term debt	28	—	28	—
Gain on disposition of property, plant and equipment	(11)	—	(11)	—
Income tax impact of above items	(8)	(8)	(8)	(8)

Adjusted net income	477	330	435	314

[1]	2017 reported figures have been restated applying IFRS 15. See "Critical Accounting Policies and Estimates".

[2]	Amounts calculated on a basis consistent with our previous revenue recognition accounting policies prior to adopting IFRS 15. See "Critical Accounting Policies and Estimates".

Reconciliation of adjusted earnings per share

(In millions of dollars, except per share amounts; number of shares outstanding in millions)	Three months ended March 31		Three months ended March 31
	With adoption of IFRS 15		Prior Accounting Basis [2]
	2018	2017 (restated) [1]	2018	2017

Adjusted basic earnings per share:
Adjusted net income	477	330	435	314
Divided by:
Weighted average number of shares outstanding	515	515	515	515

Adjusted basic earnings per share	$0.93	$0.64	$0.84	$0.61

Adjusted diluted earnings per share:
Diluted adjusted net income	464	330	422	314
Divided by:
Diluted weighted average number of shares outstanding	516	517	516	517

Adjusted diluted earnings per share	$0.90	$0.64	$0.82	$0.61

[1]	2017 reported figures have been restated applying IFRS 15. See "Critical Accounting Policies and Estimates".

[2]	Amounts calculated on a basis consistent with our previous revenue recognition accounting policies prior to adopting IFRS 15. See "Critical Accounting Policies and Estimates".

Reconciliation of free cash flow

	Three months ended March 31
(In millions of dollars)	2018	2017

Cash provided by operating activities	885	596
Add (deduct):
Capital expenditures	(605)	(486)
Interest on borrowings, net of capitalized interest	(182)	(182)
Restructuring, acquisition and other	43	28
Interest paid	238	238
Change in non-cash operating working capital items	21	175
Other adjustments	(16)	(44)

Free cash flow	384	325

Rogers Communications Inc.	35	First Quarter 2018

Reconciliation of adjusted net debt and debt leverage ratio

	As at March 31	As at December 31
(In millions of dollars)	2018	2017

Current portion of long-term debt	2,205	1,756
Long-term debt	13,432	12,692
Deferred transaction costs and discounts	120	107
	15,757	14,555
Add (deduct):
Net debt derivative assets	(1,200)	(1,129)
Credit risk adjustment related to net debt derivative assets	(19)	(17)
Short-term borrowings	747	1,585
Bank advances	49	6

Adjusted net debt	15,334	15,000

	As at March 31	As at December 31
(In millions of dollars, except ratios)	2018	2017 (restated) [1]

Adjusted net debt	15,334	15,000
Divided by: trailing 12-month adjusted EBITDA	5,666	5,502

Debt leverage ratio	2.7	2.7

[1]	2017 reported figures have been restated applying IFRS 15. See "Critical Accounting Policies and Estimates".

Rogers Communications Inc.	36	First Quarter 2018

Reconciliation of prior accounting basis
Throughout this MD&A, we have presented certain 2018 figures on a "prior accounting basis". We have provided these figures to assist users in understanding the differences between our GAAP reporting under IFRS 15 and our results applying our previous accounting policies prior to adoption of IFRS 15 (the "prior accounting basis" results). Prior accounting basis is not a defined term under IFRS and does not have a standard meaning, so may not be a reliable way to compare us to other companies. These results are calculated under the assumption that we were not required to adopt IFRS 15 and we had continued reporting under previous IFRS. Certain non-GAAP measures presented under a prior accounting basis have been retrospectively amended as a result of our use of adjusted EBITDA.

	Three months ended March 31
(In millions of dollars, except per share amounts; number of shares outstanding in millions)	2018	2017

Revenue	3,633	3,372
Service revenue and equipment revenue adjustments arising from timing of revenue recognition and transfer of control	(93)	(34)

Prior basis revenue	3,540	3,338

Adjusted EBITDA	1,338	1,174
Revenue changes as described above	(93)	(34)
Net change in deferred commission cost assets and other	36	13

Prior basis adjusted EBITDA	1,281	1,153

Income tax expense	141	112
Tax effect related to adjustments required under IFRS 15	(15)	(5)

Prior basis income tax expense	126	107

Net income	425	310
Adjustments required under IFRS 15	(42)	(16)

Prior basis net income	383	294

Prior basis basic earnings per share:
Prior basis net income	383	294
Divided by:
Weighted average number of shares outstanding	515	515

Prior basis basic earnings per share	$0.74	$0.57

Prior basis diluted earnings per share:
Prior basis net income	383	294
Divided by:
Diluted weighted average number of shares outstanding	516	517

Prior basis diluted earnings per share	$0.72	$0.57

Rogers Communications Inc.	37	First Quarter 2018

Wireless

	Three months ended March 31
(In millions of dollars)	2018	2017

Wireless service revenue	1,687	1,604
Adjustments arising from timing of revenue recognition and classification required under IFRS 15	283	245

Prior basis Wireless service revenue	1,970	1,849

Wireless equipment revenue	504	398
Adjustments arising from timing of revenue recognition and classification required under IFRS 15	(376)	(279)

Prior basis Wireless equipment revenue	128	119

Wireless operating expenses	1,257	1,173
Net change in deferred commission cost assets and other	(36)	(13)

Prior basis Wireless operating expenses	1,221	1,160

Prior basis wireless adjusted EBITDA	877	808

Rogers Communications Inc.	38	First Quarter 2018

Other Information

Consolidated financial results - quarterly summary
Below is a summary of our consolidated results for the past eight quarters. Results provided for 2016 have not been restated to be in accordance with IFRS 15.

	IFRS 15					Prior Accounting Basis
	2018	2017 [1]				2016 [2]
(In millions of dollars, except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue
Wireless	2,191	2,288	2,203	2,076	2,002	2,058	2,037	1,931
Cable [3]	969	981	977	976	960	964	970	976
Media	532	526	516	637	474	550	533	615
Corporate items and intercompany eliminations [3]	(59)	(64)	(50)	(69)	(64)	(62)	(48)	(67)
Total revenue	3,633	3,731	3,646	3,620	3,372	3,510	3,492	3,455
Total service revenue [4]	3,127	3,164	3,196	3,221	2,969	3,306	3,328	3,308

Adjusted EBITDA [5]
Wireless	934	965	1,017	915	829	787	878	840
Cable [3]	433	477	471	455	416	459	457	439
Media	23	37	61	59	(30)	45	76	89
Corporate items and intercompany eliminations [3]	(52)	(43)	(46)	(40)	(41)	(48)	(44)	(36)
Adjusted EBITDA	1,338	1,436	1,503	1,389	1,174	1,243	1,367	1,332
Deduct (add):
Depreciation and amortization	544	531	531	535	545	555	575	572
Gain on disposition of property, plant and equipment	(11)	—	—	(49)	—	—	—	—
Restructuring, acquisition and other	43	31	59	34	28	518	55	27
Finance costs	219	184	183	189	190	188	188	189
Other (income) expense	(23)	3	20	(31)	(11)	(4)	220	9
Net income (loss) before income tax expense (recovery)	566	687	710	711	422	(14)	329	535
Income tax expense (recovery)	141	188	202	183	112	(5)	109	141
Net income (loss)	425	499	508	528	310	(9)	220	394

Earnings (loss) per share:
Basic	$0.83	$0.97	$0.99	$1.03	$0.60	($0.02)	$0.43	$0.77
Diluted	$0.80	$0.97	$0.98	$1.02	$0.60	($0.04)	$0.43	$0.76

Net income (loss)	425	499	508	528	310	(9)	220	394
Add (deduct):
Restructuring, acquisition and other	43	31	59	34	28	518	55	27
Loss on repayment of long-term debt	28	—	—	—	—	—	—	—
(Recovery) loss on wind down of shomi	—	—	—	(20)	—	—	140	—
Net loss on divestitures pertaining to investments	—	—	—	—	—	—	50	—
Gain on disposition of property, plant and equipment	(11)	—	—	(49)	—	—	—	—
Income tax impact of above items	(8)	(7)	(16)	3	(8)	(138)	(52)	(7)
Income tax adjustment, legislative tax change	—	2	—	—	—	—	—	—
Adjusted net income [5]	477	525	551	496	330	371	413	414

Adjusted earnings per share [5]:
Basic	$0.93	$1.02	$1.07	$0.96	$0.64	$0.72	$0.80	$0.80
Diluted	$0.90	$1.02	$1.07	$0.96	$0.64	$0.72	$0.80	$0.80

Capital expenditures	605	841	658	451	486	604	549	647
Cash provided by operating activities	885	1,142	1,377	823	596	1,053	1,185	1,121
Free cash flow [5]	384	230	523	607	325	376	580	480

[1]	2017 reported figures have been restated applying IFRS 15. See "Critical Accounting Policies and Estimates".

[2]	Amounts calculated on a basis consistent with our previous revenue recognition accounting policies prior to adopting IFRS 15.

[3]	These figures have been retrospectively amended as a result of our reportable segment realignment. See "Reportable Segments".

[4]	As defined. See "Key Performance Indicators".

[5]
Adjusted EBITDA, adjusted net income, adjusted basic and diluted earnings per share, and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about these measures, including how we calculate them.

Rogers Communications Inc.	39	First Quarter 2018

Summary of financial information of long-term debt guarantor
Our outstanding public debt, $3.3 billion bank credit and letter of credit facilities, and derivatives are unsecured obligations of RCI, as obligor, and RCCI, as either co-obligor or guarantor, as applicable.

The selected unaudited consolidating summary financial information for RCI for the periods identified below, presented with a separate column for: (i) RCI, (ii) RCCI, (iii) our non-guarantor subsidiaries on a combined basis, (iv) consolidating adjustments, and (v) the total consolidated amounts, is set forth as follows:

Three months ended March 31	RCI [1,2]		RCCI [1,2]		Non-guarantor subsidiaries [1,2]		Consolidating adjustments [1,2]		Total
(unaudited) (In millions of dollars)	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
		(restated) [3]		(restated) [3]		(restated) [3]		(restated) [3]		(restated) [3]
Selected Statements of Income data measure:
Revenue	1	1	3,145	2,946	547	488	(60)	(63)	3,633	3,372
Net Income (loss)	425	310	428	329	305	182	(733)	(511)	425	310

As at period end	RCI [1,2]		RCCI [1,2]		Non-guarantor subsidiaries [1,2]		Consolidating adjustments [1,2]		Total
(unaudited) (In millions of dollars)	Mar. 31 2018	Dec. 31 2017	Mar. 31 2018	Dec. 31 2017	Mar. 31 2018	Dec. 31 2017	Mar. 31 2018	Dec. 31 2017	Mar. 31 2018	Dec. 31 2017
		(restated) [3]		(restated) [3]		(restated) [3]		(restated) [3]		(restated) [3]
Selected Statements of Financial Position data measure:
Current assets	24,567	24,501	21,492	21,419	9,183	9,016	(51,248)	(50,811)	3,994	4,125
Non-current assets	32,060	31,683	42,754	42,466	3,533	3,521	(52,165)	(51,305)	26,182	26,365
Current liabilities	30,745	30,723	26,848	27,074	1,457	1,513	(52,862)	(52,427)	6,188	6,883
Non-current liabilities	15,159	14,468	2,791	2,807	559	572	(1,789)	(1,736)	16,720	16,111

[1]	For the purposes of this table, investments in subsidiary companies are accounted for by the equity method.

[2]
Amounts recorded in current liabilities and non-current liabilities for RCCI do not include any obligations arising as a result of being a guarantor or co-obligor, as the case may be, under any of RCI’s long-term debt.

[3]	2017 reported figures have been restated applying IFRS 15. See "Critical Accounting Policies and Estimates".

Rogers Communications Inc.	40	First Quarter 2018

About Forward-Looking Information

This MD&A includes "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws (collectively, "forward-looking information"), and assumptions about, among other things, our business, operations, and financial performance and condition approved by our management on the date of this MD&A. This forward-looking information and these assumptions include, but are not limited to, statements about our objectives and strategies to achieve those objectives, and about our beliefs, plans, expectations, anticipations, estimates, or intentions.

Forward-looking information

•
typically includes words like could, expect, may, anticipate, assume, believe, intend, estimate, plan, project, guidance, outlook, target, and similar expressions, although not all forward-looking information includes them;

•
includes conclusions, forecasts, and projections that are based on our current objectives and strategies and on estimates, expectations, assumptions, and other factors, most of which are confidential and proprietary and that we believe to have been reasonable at the time they were applied but may prove to be incorrect; and

•	was approved by our management on the date of this MD&A.

Our forward-looking information includes forecasts and projections related to the following items, some of which are non-GAAP measures (see "Non-GAAP Measures"), among others:

•	revenue;

•	total service revenue;

•	adjusted EBITDA;

•	capital expenditures;

•	cash income tax payments;

•	free cash flow;

•	dividend payments;

•	the growth of new products and services;

•	expected growth in subscribers and the services to which they subscribe;

•	the cost of acquiring and retaining subscribers and deployment of new services;

•	continued cost reductions and efficiency improvements;

•	traction against our debt leverage ratio; and

•	all other statements that are not historical facts.

Specific forward-looking information included or incorporated in this document includes, but is not limited to, our information and statements under "Financial Guidance" relating to our 2018 consolidated guidance on revenue, adjusted EBITDA, capital expenditures, and free cash flow, which were provided on January 25, 2018.

Our conclusions, forecasts, and projections (including the aforementioned guidance) are based on the following factors, among others:

•	general economic and industry growth rates;

•	currency exchange rates and interest rates;

•	product pricing levels and competitive intensity;

•	subscriber growth;

•	pricing, usage, and churn rates;

•	changes in government regulation;

•	technology deployment;

•	availability of devices;

•	timing of new product launches;

•	content and equipment costs;

•	the integration of acquisitions; and

•	industry structure and stability.

Except as otherwise indicated, this MD&A and our forward-looking information do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations, or other transactions that may be considered or announced or may occur after the date on which the statement containing the forward-looking information is made.

Risks and uncertainties
Actual events and results can be substantially different from what is expressed or implied by forward-looking information as a result of risks, uncertainties, and other factors, many of which are beyond our control, including, but not limited to:

•	regulatory changes;

•	technological changes;

•	economic conditions;

•	unanticipated changes in content or equipment costs;

•	changing conditions in the entertainment, information, and communications industries;

•	the integration of acquisitions;

•	litigation and tax matters;

•	the level of competitive intensity;

•	the emergence of new opportunities; and

•	new interpretations and new accounting standards from accounting standards bodies.

These factors can also affect our objectives, strategies, and intentions. Many of these factors are beyond our control or our current expectations or knowledge. Should one or more of these risks, uncertainties, or other factors materialize, our objectives, strategies, or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee.

Rogers Communications Inc.	41	First Quarter 2018

Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and caution them that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events, or otherwise, except as required by law. All of the forward-looking information in this MD&A is qualified by the cautionary statements herein.

Before making an investment decision
Before making any investment decisions and for a detailed discussion of the risks, uncertainties, and environment associated with our business, fully review the sections of this MD&A entitled "Updates to Risks and Uncertainties" and "Regulatory Developments" and fully review the sections in our 2017 Annual MD&A entitled "Regulation in Our Industry" and "Governance and Risk Management", as well as our various other filings with Canadian and US securities regulators, which can be found at sedar.com and sec.gov, respectively. Information on or connected to our website is not part of or incorporated into this MD&A.

# # #

Rogers Communications Inc.	42	First Quarter 2018